FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Worthington Bruce R.	2. Issuer Name and Ticker or Trading Symbol PG&E Corporation (PCG)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Senior Vice President and General Counsel
(Last) (First) (Middle) One Market, Spear Tower, Suite 2400	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year
03-07-2003
7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(Street) San Francisco CA 94105								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	(No reportable transactions)							44,342.823(1)
D

Common Stock
	(No reportable transactions)							10.2916	I	Held by Trustee of Div. Reinvestment Plan
Common Stock
	(No reportable transactions)							17,323.9435(2)	I	Held by Trustee of PG&E Corp. Retirement Svgs. Plan
Common Stock	(No reportable transactions)							276	I	Held by daughter
Common Stock	(No reportable transactions)							727.2037	I	Held by Trustee of Div. Reinvestment Plan for acct. of daughter
Common Stock	(No reportable transactions)							2,177	I	Worthington Family Trust

Includes 7,916.823 Special Incentive Stock Ownership Premiums (SISOPs) (phantom stock) awarded pursuant to the PG&E Corporation Executive Stock Ownership Program.  SISOPs vest three years after the date of grant subject to accelerated vesting upon certain events.  Unvested SISOPs are subject to forfeiture if certain stock ownership targets are not met.  Vested SISOPs are automatically payable in an equal number of shares following termination of employment.

Represents the approximate number of shares of PG&E Corporation common stock held for the reporting person in the PG&E Corporation Stock Fund of the PG&E Corporation Retirement Savings Fund Plan.  That fund holds units consisting of PG&E Corporation common stock and a small short-term investments component.  The number of shares is computed by dividing the value of the units by the daily closing price.  Dividends are automatically invested in additional units at the election of the participant.  End of period holdings have been trued up to conform to Plan balance at end of period.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).

			Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.						(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock	1 for 1	03-07-03
A

						13,433.946360(1)		(2)	(2)	Common Stock	13,433.946360	$13.05	13,433.946360
D

Explanation of Responses:

(1) Shares of phantom stock acquired upon deferral of Short-Term Incentive Plan award under the PG&E Corporation Supplemental Retirement Savings Plan (SRSP).

(2) Shares of phantom stock are payable in cash following termination of reporting person’s employment and are subject to earlier distribution or transfer in accordance with the SRSP.

03-10-03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	Eric Montizambert, Attorney-in-Fact for Bruce R. Worthington (Signed Power of Attorney on file with SEC)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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